Exhibit 99.81

STANDARD LITHIUM CEO ROBERT MINTAK, COO DR. ANDY ROBINSON TO

PARTICPATE IN FIRESIDE CHAT AT THE 33rd ANNUAL ROTH CONFERENCE

Vancouver, BC – 12 March 2021 – Standard Lithium Ltd. (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L), an innovative technology and lithium project development company, will participate in a live virtual fireside chat during the 33rd Annual ROTH Growth Conference on Monday, March 15 at 5:30pm ET.

Standard Lithium CEO Robert Mintak and President and COO Dr. Andy Robinson will discuss matters of interest to investors, including the complexities of the global lithium market, current lithium production factors, and the broader push by automakers and governments to prioritize investments in EVs. They will also provide background about Standard Lithium’s progress toward ramping up the first new commercial lithium project in the U.S. in more than half a century.

In addition to Standard Lithium’s presentation, the ROTH conference will feature public and private companies across a variety of industry sectors, followed by one-on-one and small group meetings, as well as expert panels that will be open to institutional investors, analysts, family offices and high-net-worth investors.

To submit a registration request, click here. To schedule a one-on-one meeting with Standard Lithium, please contact your ROTH representative.

About ROTH Capital Partners

ROTH Capital Partners, LLC “ROTH” is a relationship-driven investment bank focused on serving emerging growth companies and their investors. As a full-service investment bank, ROTH provides capital raising, M&A advisory, analytical research, trading, market-making services and corporate access. Headquartered in Newport Beach, CA, ROTH is privately held and employee owned. For more information on ROTH, please visit www.roth.com.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial scale Direct Lithium Extraction Demonstration Plant at LANXESS’ South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally-friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.